Exhibit 21.1

INTUITIVE SURGICAL, INC.

SUBSIDIARIES (All 100% Owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation
Intuitive Surgical Holdings, Inc.	Delaware, U.S.
INTUITIVE SURGICAL, S. DE R.L. DE C.V.	Mexico
Intuitive Surgical Sarl	Switzerland
Intuitive Surgical International Ltd.	Cayman
Intuitive Surgical S.A.S.	France
Intuitive Surgical GmbH	Germany
Intuitive Surgical SPRL	Belgium
Intuitive Surgical Limited	United Kingdom
Intuitive Surgical Pte. Ltd.	Singapore
Intuitive Surgical HK Limited	Hong Kong
Intuitive Surgical Operations, Inc.	Delaware, U.S.
Intuitive Surgical GK	Japan
Intuitive Surgical Brasil Representacao de Equipamentos Cirurgicos Ltda.	Brazil
Intuitive Surgical AB	Sweden
Intuitive Surgical Medical Device and Technology (Shanghai) Co., Ltd.	China
Intuitive Surgical Korea Limited	Korea